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Exhibit 99(a)(6)

[Firstwave Logo]

TO:	All Employees and Directors
FROM:	Judith A. Vitale Chief Financial Officer
DATE:	March , 2002
RE:	RESULTS OF OFFER TO EXCHANGE

        On behalf of Firstwave Technologies, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange outstanding options with an exercise price of more than $10.00 per share granted under the Firstwave Technologies, Inc. 1993 Stock Option Plan (the "Plan") for new options the Company will grant under the Plan at the fair market value of our stock on September 20, 2002 (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the Offer to Exchange dated February 19, 2002.

        The offer expired at 12:00 Midnight Eastern Standard Time on March 18, 2002. Promptly following the expiration of the offer and pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange options tendered to it for a total of                        shares of common stock and canceled all such options. The Company has accepted for exchange and canceled the number of options tendered by you equal to the number of shares set forth on Attachment A to this letter.

        In accordance with the terms of and subject to conditions of the offer, the options you tendered have been cancelled and you will have the right to receive for each cancelled option set forth on Attachment A, on a one-for-one basis, a New Option under the Plan, depending on applicable laws and regulations, subject to the terms and conditions of the offer and as adjusted for any stock splits, stock dividends, and similar events. Also in accordance with the terms of and subject to the conditions of the offer, each New Option will be substantially the same as the terms and conditions of the options you tendered for exchange.

        In accordance with the terms of and subject to conditions of the offer, the Company will grant the New Options as soon as possible after September 20, 2002, the replacement grant date. At that time, as described in the Offer to Exchange and subject to the terms and conditions of the offer, you will receive a new option agreement to be entered into by you and the Company.

        In accordance with the terms of and subject to the conditions of the offer, you must be an employee or director of the Company on the replacement grant date in order to receive a New Option. If you are not continuously an employee or director of the Company between the Cancellation Date and the replacement grant date, you will not receive a New Option or any other consideration for the options tendered by you and cancelled by the Company.

        If you have any questions about your rights in connection with the grant of a New Option, please call Cindy McVeigh, at (770) 431-1200.

Attachment A

Option Grant Date	Number of Option Shares

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  Exhibit 99(a)(6)
Attachment A